10

06011656

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BCE Emergis Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 15 2006
THOMSON FINANCIAL

FILE NO. 82- 5206 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 3/15/06

Consolidated financial statements
For the years ended December 31, 2005 and 2004

Management's report

The accompanying consolidated financial statements of Emergis Inc. and its subsidiaries (collectively the "Company"), and all information in this annual report, are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles. The financial statements include some amounts that are based on estimates and judgments of management and in their opinion present fairly the Company's financial position, results of operations and cash flows. Financial information presented elsewhere in the annual report is consistent with that in the financial statements.

Management, in furtherance of the integrity and objectivity of the financial statements, has developed and maintains a system of internal controls. Management believes the internal controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of financial statements and that the Company's assets are properly accounted for and safeguarded. The internal control process includes management's communication to employees of policies that govern ethical business conduct.

The Board of Directors carries out its responsibility for the financial statements in this annual report principally through its Audit Committee. The Audit Committee reviews the Company's annual consolidated financial statements and other information in this annual report, and recommends their approval by the Board of Directors. The shareholders' auditors have free and independent access to the Audit Committee.

These financial statements have been audited by the shareholders' auditors, Deloitte & Touche LLP, Chartered Accountants.

François Côté
President and Chief Executive Officer

Robert Comeau
Chief Financial Officer

Longueuil, Québec, Canada
February 17, 2006

Auditors' report

To the Shareholders of Emergis Inc.,

We have audited the consolidated balance sheets of Emergis Inc., as at December 31, 2005 and 2004 and the consolidated statements of earnings, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP
Chartered Accountants

Montréal, Québec, Canada
February 17, 2006

EMERGIS INC.

CONSOLIDATED STATEMENTS OF EARNINGS

In millions of Canadian dollars, except per share data
Years ended December 31

	2005	2004
Revenue	159.0	196.9
Direct costs	28.1	46.0
Gross margin	130.9	150.9
Income from contract settlements (Note 7)	2.4	13.8
Expenses		
Operations	40.1	62.1
Sales and marketing	17.8	19.2
Research and development, net (Notes 18 and 22)	26.6	34.1
General and administrative	20.4	23.5
Restructuring and other charges (Note 13)	-	17.8
	104.9	156.7
Earnings before under-noted items	28.4	8.0
Depreciation	11.4	12.5
Amortization of intangible assets	10.6	13.6
Interest income	(3.5)	(10.6)
Interest on long-term debt	1.4	2.4
Loss (gain) on sale of assets (Note 6)	0.7	(12.2)
Loss on foreign exchange	4.7	4.5
Other	-	(0.1)
Income (loss) from continuing operations before income taxes	3.1	(2.1)
Income taxes (recovery) (Note 18)		
Current	1.7	1.9
Future	(1.8)	69.9
	(0.1)	71.8
Net income (loss) from continuing operations	3.2	(73.9)
Income from discontinued operations, net of income taxes (Note 8)	8.3	12.2
Net income (loss)	11.5	(61.7)
Basic and diluted income (loss) per share from continuing operations (Note 15)	0.03	(0.72)
Basic and diluted income per share from discontinued operations	0.09	0.12
Basic and diluted income (loss) per share (Note 15)	0.12	(0.60)
Weighted-average number of shares outstanding used in computing basic and diluted income (loss) per share (in millions)	99.3	103.4

The accompanying notes are an integral part of the consolidated financial statements.

EMERGIS INC.
CONSOLIDATED STATEMENTS OF DEFICIT

In millions of Canadian dollars
Years ended December 31

	2005	2004
Deficit, beginning of year, as previously reported	(1,234.6)	(1,176.9)
Prior period adjustment (Note 11)	-	4.0
Deficit, beginning of year, as restated	(1,234.6)	(1,172.9)
Net income (loss)	11.5	(61.7)
Deficit, end of year	(1,223.1)	(1,234.6)

The accompanying notes are an integral part of the consolidated financial statements.

EMERGIS INC.
CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars
As at December 31

	2005	2004
Assets		
Current		
Cash and cash equivalents	77.1	204.8
Temporary investments	59.8	–
Accounts receivable	19.1	19.4
Future income taxes (Note 18)	0.2	0.2
Other current assets (Notes 22 and 24)	7.5	16.7
Current assets held for sale (Note 8)	–	0.1
	163.7	241.2
Fixed assets (Note 3)	21.4	25.1
Intangible assets (Note 4)	22.3	24.9
Goodwill (Note 20)	55.8	46.6
Other long-term assets	8.1	7.3
Long-term assets held for sale (Note 8)	–	6.9
	271.3	352.0
Liabilities		
Current		
Accounts payable and accrued liabilities (Note 13)	47.9	90.2
Deferred revenue (Note 14)	1.0	6.3
Deferred credits (Note 14)	0.4	5.3
Current portion of long-term debt (Note 9)	5.1	8.3
	54.4	110.1
Deferred credits and other	6.5	5.9
Future income taxes (Note 18)	0.2	2.1
Long-term debt (Note 9)	4.4	8.9
	65.5	127.0
Commitments and contingencies (Note 17)		
Shareholders' equity		
Capital stock (Note 10)	0.1	–
Contributed surplus (Note 10)	1,430.2	1,465.1
Deferred stock-based compensation (Note 5)	(0.8)	(0.9)
Deficit	(1,223.1)	(1,234.6)
Foreign currency translation adjustment (Note 19)	(0.6)	(4.6)
	205.8	225.0
	271.3	352.0

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

Jean C. Monty
Director

J. Spencer Lanthier
Director

EMERGIS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of Canadian dollars
As at December 31

	2005	2004
Operating activities		
Net income (loss) from continuing operations	3.2	(73.9)
Depreciation and amortization	22.0	26.1
Loss (gain) on sale of assets	0.7	(12.2)
Future income taxes (recovery)	(1.8)	69.9
Non-cash foreign exchange loss	4.6	4.4
Non-cash portion of restructuring and other charges (Note 13)	(0.8)	1.1
Non-cash stock-based compensation (Note 5)	1.4	0.5
Deferred stock-based compensation	(0.3)	(0.9)
Other	2.2	0.5
Changes in working capital (Note 16)	(48.8)	(15.3)
Cash flows (used for) from operating activities	(17.6)	0.2
Investing activities		
Additions to fixed and intangible assets	(10.2)	(13.2)
Temporary investments	(59.8)	–
Acquisitions (Note 12)	(16.9)	(23.9)
Cash from businesses acquired	0.1	0.3
Proceeds on sale of businesses (Notes 6 and 8)	25.2	327.4
Cash flows (used for) from investing activities	(61.6)	290.6
Financing activities		
Repayment of long-term debt	(7.9)	(49.2)
Issuance of long-term debt	–	1.1
Issuance and repurchase of common shares and special cash distribution (Note 10)	(35.8)	(148.8)
Cash flows used for financing activities	(43.7)	(196.9)
Foreign exchange loss on cash held in foreign currencies	(0.9)	(8.5)
Cash flows (used for) from continuing operations	(123.8)	85.4
Cash flows used for discontinued operations (Note 8)	(3.9)	(18.0)
Cash and cash equivalents		
(Decrease) increase	(127.7)	67.4
Balance, beginning of year	204.8	137.4
Balance, end of year	77.1	204.8
Supplemental disclosure of cash flow information		
Interest paid	1.4	3.1
Interest received	3.5	26.6
Income taxes paid	1.4	1.8

The accompanying notes are an integral part of the consolidated financial statements.

1. Governing statute and nature of operations

Emergis Inc., incorporated under the Canada Business Corporations Act, is an IT leader in Canada that focuses on the health and financial services sectors. Emergis, together with its subsidiaries, is hereinafter referred to as the Company. The Company develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its customers. The Company has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration.

2. Accounting policies

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and include the accounts of all its subsidiaries. Certain prior year's figures have been reclassified to present the eLending U.S. operations as discontinued operations.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Revenue is recognized as it is earned, in accordance with the following:

- Transaction fees are recognized as transactions are processed;
- Fees, such as hosting fees, network access fees and activation fees are recognized as services are rendered or over the term of the contract. Certain fees related to multiple element arrangements are recognized over the life of the related contract;
- License fees are recognized according to the terms of the license agreement. Fees for perpetual licenses are recognized upon delivery of the licensed software. Where the arrangement includes multiple elements, license fee revenue is recognized on delivery, provided the undelivered elements are not essential to the functionality of the license and the Company has evidence of fair value for all of the undelivered elements. If payment of the license fee is subject to acceptance of the license, revenue is not recognized until customer acceptance or expiration of the acceptance period. The Company's agreements with customers and resellers do not contain product return rights;
- Maintenance fees are recognized over the term of the maintenance period;
- Fees for professional and integration services, other than in the context of multiple element arrangements, are recognized as the services are rendered;
- Any other billings or cash received in advance of services being rendered are recorded as deferred revenue; and,
- Fees for fixed-price development work are recognized using the percentage-of-completion method either on the basis of percentage of costs incurred to date on a contract, relative to the estimated total contract costs or on the basis of the achievement of contract milestones. Losses, if any, on long-term contracts are recognized during the period they are determined.

Cash and cash equivalents

Investments with maturities of three months or less are classified as cash equivalents.

Temporary investments

Temporary investments are comprised of commercial paper investments that have maturities of more than three months and are valued at cost.

2. Accounting policies (continued)

Fixed and intangible assets

Fixed and intangible assets are carried at cost. Depreciation and amortization are calculated on a straight-line basis over the estimated useful life of the assets except as noted below for leasehold improvements. The estimated useful lives of the assets are as follows:

Acquired technologies	3 to 5 years
Computer equipment, software, licenses and other acquired rights, assets under capital leases	3 to 5 years
Furniture and fixtures	5 years
Office equipment	5 years
Leasehold improvements	Lesser of useful life or lease term expiring on various dates until 2015
Customer relationships	3 to 8 years

The Company reviews the carrying value of fixed assets and finite-life intangible assets for potential impairment on an ongoing basis, considering events or changes in circumstances indicating that the carrying value may not be recoverable. In order to determine if such an impairment exists, management considers the impact of technological developments and the estimated future net operating undiscounted cash flows expected to be derived from these assets. An impairment in the value of these assets is deducted from earnings in the year such impairment occurs. The Company also reviews the useful life of its fixed assets and finite-life intangible assets on an ongoing basis, considering events or changes in circumstances.

Goodwill

The Company assesses the goodwill of the individual reporting units for impairment in the fourth quarter of each year and when events or changes in circumstances indicate that goodwill might be impaired.

The Company assesses goodwill for impairment in two steps:

- Identification of a potential impairment is determined by comparing the fair value of a reporting unit to its carrying value. Fair value is based on estimates of discounted future cash flows or other valuation methods. When the fair value of the reporting unit is less than its carrying value, the fair value is allocated to all of its assets and liabilities, respectively. The amount by which the fair value of the reporting unit exceeds the amounts assigned to its assets and liabilities is the fair value of goodwill.
- Determination of an impairment is performed by comparing the fair value of goodwill to its carrying value. Any excess is deducted from earnings.

Deferred credits

Deferred credits consist primarily of leasehold inducements which are being amortized to income over the remaining term of the related leases. In 2004, deferred credits also included amounts received from a client to fund development and operation costs of certain products, which were offset against development and operation costs as and when incurred, and the deferred portion of a gain generated by a real estate transaction which was fully recognized against restructuring and other charges in 2005.

2. Accounting policies (continued)

Stock-based compensation

Since January 2003, the Company has used the fair-value based method to account for employee stock options and the Black-Sholes option pricing model to measure the compensation expense of options. This method is used for options granted on or after January 1, 2003. For options granted in 2002, the Company discloses the proforma net income in Note 5 as if the Company had expensed the fair value of the options over the vesting period of the options.

Research and development

Research costs are expensed as incurred. Development costs are expensed if they do not meet the criteria for deferral. Investment tax credits earned relative to research and development activities are recorded as a reduction of the expense.

Income taxes

The Company uses the liability method of accounting for income taxes. Future income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, computed based on rates and provisions of both enacted and substantially enacted tax law.

Earnings per share

Basic earnings per share are calculated based on the weighted average number of shares outstanding. In addition, the treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities, and revenue and expenses arising from foreign currency transactions are translated at the exchange rate in effect at the date of the transaction. These exchange gains or losses arising from the translation are included in the statement of earnings.

Self-sustaining foreign subsidiaries are accounted for under the current-rate method. Under this method, assets and liabilities of subsidiaries are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are accumulated and reported as foreign currency translation adjustment in shareholders' equity. Upon the reduction of the net investment in a self-sustaining subsidiary, any unrealized gains or losses relating to this subsidiary are included in income in the period of disposal.

In millions of Canadian dollars, except per share data

2. Accounting policies (continued)

New accounting standards

Consolidation of variable interest entities

In June 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities. The guideline addresses consolidation of variable interest entities (VIE) to which the usual condition for consolidation does not apply because the VIE have no voting interests or are otherwise not subject to control through ownership of voting interests. It requires existing unconsolidated VIE to be consolidated by the primary beneficiary. The guideline is required for annual and interim periods beginning on or after November 1, 2004. The application of AcG-15 had no impact on the Company's consolidated financial statements.

Impairment of long-lived assets

Effective January 1, 2004, the Company adopted CICA Handbook Section 3063, Impairment of Long-Lived Assets. This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. The standard requires the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. The Company has applied this new standard effective January 1, 2004.

Hedging relationships

Effective January 1, 2004, the Company adopted Accounting Guideline 13 (AcG-13), Hedging Relationships. This guideline establishes the following criteria for the application of hedge accounting in a hedging transaction:

- The nature of the specific risk exposures being hedged in accordance with the risk management objective and strategy must be identified at the inception of the hedging relationship;
- Application of hedge accounting to the hedging relationship must be designated at the inception of the hedging relationship;
- Formal documentation must be in place at the inception of the hedging relationship identifying the risk management objective and strategy for establishing the relationship, the specific asset or liability being hedged, the risk that is being hedged, the intended term of the hedging relationship, the type of derivative used, the method for assessing effectiveness and the related accounting treatment; and,
- The derivative must meet certain effectiveness criteria in offsetting either changes in the fair value or cash flows attributable to the risk being hedged, both at the inception and throughout the term of the hedging relationship.

Disclosure required by this new accounting guideline has been provided in Note 24 to the consolidated financial statements.

Future accounting changes

In 2005, the CICA issued Section 3831 of the Handbook, Non-Monetary Transactions, effective for transactions initiated in periods beginning on or after January 1, 2006. This section requires the recording of non-monetary transactions at the fair value unless the transaction has no commercial substance, is an exchange of inventory, is a non-monetary, non-reciprocal transfer to owners or is not reliably measurable. The Company does not believe that the adoption of this section will have a significant impact on the consolidated financial statements.

In millions of Canadian dollars, except per share data

3. Fixed assets

2005	Cost	Accumulated depreciation	Net book value
Computer equipment	20.7	17.5	3.2
Computer equipment under capital lease	26.7	20.0	6.7
Furniture and fixtures	7.5	6.6	0.9
Office equipment	3.2	2.4	0.8
Leasehold improvements	13.2	3.4	9.8
	71.3	49.9	21.4

2004	Cost	Accumulated depreciation	Net book value
Computer equipment	33.9	30.6	3.3
Computer equipment under capital lease	48.6	37.3	11.3
Furniture and fixtures	7.0	5.9	1.1
Office equipment	2.9	2.3	0.6
Leasehold improvements	15.8	7.0	8.8
	108.2	83.1	25.1

In 2005, the cost and accumulated depreciation accounts were reduced by $40.0 million for unused fully depreciated assets. This adjustment had no effect on the net book value of the assets. In 2004, the Company recorded a restructuring charge, which included asset writedowns in the Finance segment of $1.1 million related to leasehold improvements. This amount is included in restructuring and other charges in the 2004 statement of earnings.

4. Intangible assets

2005	Cost	Accumulated amortization	Net book value
Acquired technologies	6.8	2.6	4.2
Software	27.4	22.5	4.9
Licenses and other acquired rights	7.1	4.7	2.4
Software under capital lease	5.0	3.7	1.3
Customer relationships	13.1	3.6	9.5
	59.4	37.1	22.3

2004	Cost	Accumulated amortization	Net book value
Acquired technologies	6.8	1.2	5.6
Software	40.9	36.3	4.6
Licenses and other acquired rights	45.4	41.7	3.7
Software under capital lease	5.4	2.7	2.7
Customer relationships	9.6	1.3	8.3
	108.1	83.2	24.9

In 2005, the cost and accumulated amortization accounts were reduced by $55.3 million for unused fully amortized assets. This adjustment had no effect on the net book value of the assets. During the year, the Company acquired $8.9 million of intangible assets that are subject to amortization ($21.6 million in 2004).

In millions of Canadian dollars, except per share data

5. Stock-based compensation plans

Emergis stock options

The Company has granted options to its employees to purchase Emergis common shares. Under the Emergis Share Option Plan, the exercise price of the options is set at the closing price of the underlying shares on the last trading day prior to the effective date of the grant. Options vest over a four-year period starting in the second year after the grant and expire six years after the grant date.

Under a new employee compensation policy effective in 2005, regular annual stock option grants have been replaced by awards of restricted stock. Stock options may still be granted in certain cases, at hire or otherwise, if so decided by the Board of Directors. In the first half of 2005, 25,500 options were granted under this plan.

In November 2005, the Board awarded a special one-time grant of 361,000 performance-based stock options to certain key employees in connection with the adoption of a 3-year strategic plan. Options under this special grant may be exercised at any time on or after February 1, 2009, with the participant being able to purchase up to 100% of the total number of optioned shares only if the following two conditions are met: a) the compound annual growth rate for either the Company's total revenue or the Health segment's revenue achieves a certain threshold over the next three years compared to the 2005 actual results and b) at the time of exercise, the closing price of Emergis shares on the Toronto Stock Exchange must have met or exceeded a target price threshold of $8 for at least 21 consecutive trading days during the 12 month-period preceding the date of exercise. The options expire on December 31, 2010.

All outstanding stock options held by employees continue to vest according to their respective schedules. As at December 31, 2005, a total of 2,155,116 options (2,938,531 in 2004) were outstanding.

The Company employs the fair value-based method for measuring the compensation cost of employee stock options granted in 2003 and beyond. On July 2, 2004, following a $1.45 special cash distribution to shareholders on June 30, 2004, the Company reduced the exercise price for all outstanding options by $1.47 using a formula prescribed by the Toronto Stock Exchange.

The table below is a summary of the status of the Company's stock option plans.

		2005		2004
	Number	Weighted-average exercise price	Number	Weighted-average exercise price
		$ per share		$ per share
Outstanding, beginning of year	2,938,531	19.70	6,045,842	24.71
Granted	386,500	3.68	990,791	5.90
Exercised	–	–	(19,642)	0.55
Expired	(1,169,915)	19.71	(4,078,460)	27.43
Outstanding, end of year	2,155,116	16.74	2,938,531	19.70

In millions of Canadian dollars, except per share data

5. Stock-based compensation plans (continued)

The table below summarizes information about options outstanding under the share option plans at December 31, 2005.

	Options outstanding			Options exercisable		
Range of exercise price	Number	Weighted-average exercise price	Weighted-average remaining life	Number	Weighted-average exercise price	Weighted-average remaining life
		$ per share	Years		$ per share	Years
$3.13 to $5.00	669,000	3.80	4.8	17,375	4.27	3.1
$5.01 to $7.50	321,838	5.40	3.4	27,922	6.08	2.1
$7.51 to $10.00	540,990	7.59	1.6	479,059	7.59	1.5
$10.01 to $20.00	881	15.32	1.0	881	15.32	1.0
$20.01 to $30.00	62,163	27.06	1.6	57,913	27.01	1.6
$30.01 to $45.00	340,514	38.91	1.8	303,276	38.56	1.7
$45.01 to $67.50	191,950	52.74	1.0	191,950	52.74	1.0
$67.51 to $100.00	12,780	82.23	0.4	12,780	82.23	0.4
$100.01 to $105.23	15,000	105.23	0.2	15,000	105.23	0.2
	2,155,116	16.74	2.8	1,106,156	27.04	1.5

Assumptions used in stock option pricing model

The table below shows the compensation expense for outstanding options granted after December 31, 2002 and the assumptions used in the Black-Scholes option pricing model for awards granted during the period:

	2005	2004
Compensation expense ($ millions)	1.0	0.5
Weighted-average grant date fair value ($)[1]	1.81	2.86
Weighted-average assumptions		
Dividend yield (%)	0.0	0.0
Expected volatility (%)	60.0	60.0
Risk-free interest rate (%)	3.76	3.46
Expected life (years)	4	4

[1] Unadjusted for a reduction of $1.47 in the exercise price as of July 2, 2004 for all options granted prior to July 2, 2004. The weighted-average fair value of the reduction of $1.47 amounted to $0.27 for the 965,044 options granted since January 1, 2003 and still outstanding as of July 2, 2004.

The following pro forma disclosure outlines the impact on the compensation cost for the Company's stock-based employee compensation plans had the Company used the fair value-based method of accounting for awards granted in 2002:

	2005	2004
Net income (loss), as reported	11.5	(61.7)
Adjustment to net income (loss)	(1.7)	0.8
Pro forma net income (loss)	9.8	(60.9)
Pro forma basic and diluted income (loss) per share	0.10	(0.59)

In millions of Canadian dollars, except per share data

5. Stock-based compensation plans (continued)

Employee share purchase plan

The Company has an employee share purchase plan (ESPP) to which participating Canadian employees can contribute up to 10% of their pre-tax salary. Officers of the Company can contribute up to 12% of their pre-tax salary. The Company contributes 50 cents for each dollar a participant contributes, with a maximum contribution of 3% of a participant's earnings (6% for officers). Shares may be purchased from treasury or on the open market at the option of the Company. Compensation expense related to the ESPP amounted to $0.3 million in 2005 ($0.5 million in 2004).

Restricted stock plan

In September 2004, the Board of Directors adopted a restricted stock plan for employees. Under the plan, share rights were granted to selected employees in 2004 and 2005. The share right represents a right to receive a fully paid common share of the Company once a vesting condition pertaining to that share is fulfilled. The vesting condition is the participant's continuous employment for a period of two or three years starting from the date of the share right award. Under the terms of this plan, the Company funds the purchase of Emergis shares which are held in trust to be released to employees upon fulfilment of the vesting condition. Compensation expense related to the restricted stock plan amounted to $0.4 million in 2005 ($0.1 million in 2004). Included in shareholders' equity is the related deferred stock-based compensation balance in the amount of $0.8 million as at December 31, 2005 ($0.9 million in 2004).

The table below is a summary of the status of the share rights.

	2005	2004
Outstanding, beginning of year	254,000	–
Granted	145,750	254,000
Expired	(71,024)	–
Outstanding, end of year	328,726	254,000
Vested, end of year	3,457	–

Directors' share unit plan

Effective October 1999, certain fees payable to eligible directors (directors other than executives of the Company and its affiliates) have been paid in the form of share units under a share unit plan. Under the plan, directors are paid their annual retainer fees in share units unless they already hold 200,000 shares or share units, in which case the fees are paid in cash unless the director elects to have them paid in share units. Other fees are paid in cash unless the director elects to have them paid in the form of share units. Under the plan, each quarter, a number of share units equal to the number of shares that could be purchased on the open market for a dollar amount equal to the applicable fees payable in share units for such quarter is credited to the account maintained for the director. No shares are purchased on the open market until such time as a director ceases to be a member of the Board of Directors. After a certain period, following the cessation of board service, the Company, at its option, may pay the share units in cash or shares purchased on the open market, in both cases after remittance of applicable withholding taxes. Compensation expense related to the share unit plan amounted to $0.6 million in 2005 ($0.5 million in 2004).

6. Exited activities

In 2004, the Company sold the following assets:

Sale of intangible assets

On June 30, 2004, in conjunction with the early termination of the exclusive three-year distribution agreement for certain legacy products signed in 2001 with Bell Canada (Bell legacy contract), the Company sold the intangible assets used to service these products for proceeds of $10.3 million. For the year ended December 31, 2004, the Company recorded a gain on sale of these assets in the amount of $10.3 million, which was included in income from continuing operations.

In millions of Canadian dollars, except per share data

6. Exited activities (continued)

Sale of BCE Emergis Systems, Inc.

On May 28, 2004, the Company completed the sale of 100% of the issued and outstanding shares of BCE Emergis Systems, Inc., a wholly owned U.S. subsidiary of the Company, which carried legacy messaging and translation services for total cash consideration of US$0.8 million (C$1.3 million). For the year ended December 31, 2004, the Company recorded a gain on sale of $1.3 million, which was included in income from continuing operations.

In addition, the Company had discontinued operations (See Note 8).

7. Income from contract settlements

On April 13, 2004, the Company received US$8.8 million (C$11.5 million) in settlement of a dispute relating to a distribution agreement with a technology provider in connection with a product that the Company no longer markets. An amount of $9.1 million was recorded as a contract settlement in 2004. The balance of $2.4 million was, in part, recorded as a receipt of outstanding commissions receivable and, in part, as reduction of legal costs incurred by the Company.

On May 6, 2004, the Company entered into an agreement with Bell Canada for the early termination of the Bell legacy contract. An amount of $4.7 million related to the settlement of the contract was recorded in 2004.

In December 2004, the Company received US$3.4 million (C$4.2 million) in settlement of the early termination of a service and software license agreement signed in 2001 with an eInvoicing customer and for transition services for such customer in 2005. This amount was recorded in 2005 as revenue from transition services in the amount of $1.8 million and income from contract settlements in the amount of $2.4 million.

8. Discontinued operations and assets held for sale

Sale of U.S. Health operations

In 2004, the Company completed the sale of its preferred provider organization (PPO) and care management businesses, representing its U.S. Health operations, and recorded a loss on sale of $4.2 million which was included in income from discontinued operations.

The details of the sale are as follows:

Sale of care management segment of U.S. Health

On March 2, 2004, the Company completed the sale of 100% of the issued and outstanding shares of National Health Services, a wholly owned subsidiary, for total cash consideration of US$10 million.

Sale of PPO segment of U.S. Health

On December 31, 2003, the Company reached an agreement to sell the PPO segment of its U.S. Health operations for total consideration of US$213.0 million, subject to certain closing adjustments. The sale was completed on March 4, 2004 and involved the sale of the issued and outstanding shares of BCE Emergis Corporation, a wholly owned subsidiary of the Company (U.S. Health subsidiary).

The purchase price was subject to adjustments following the calculation, within 120 days from the closing date, of the amount of the working capital of the PPO operations as of the closing date: any shortfall from or excess from US$19.0 million was payable by the Company or receivable by the Company on a dollar-for-dollar basis. In fiscal 2004 and as part of the loss on sale recorded of $4.2 million, the Company recorded negative working capital adjustments of $5.9 million.

Following the completion of the sale, a subsidiary of the Company became the primary lessee under a lease which represented an obligation of $12.6 million in 2005 ($14.5 million in 2004) over the balance of the lease term. The Company has sublet to third parties a portion of this lease for periods up to March 2011 for rent totaling $10.1 million ($11.2 million in 2004).

In millions of Canadian dollars, except per share data

8. Discontinued operations and assets held for sale (continued)

Price adjustment to the sale of the PPO operations of U.S. Health

At the time of the sale in March 2004, the U.S. Health subsidiary held options to purchase shares of a publicly traded company. These options remained in the subsidiary at closing, but the sale agreement included a price adjustment in favour of the Company, recorded at a value of $10.0 million, associated with the exercise of the options or the purchase of these options by a third party. In April 2005, the Company had settled this financial instrument for total cash consideration of up to US$15.3 million. The cash consideration received was recorded as a price adjustment to the sale. The terms of the agreement concerning the options reached among the Company, its former subsidiary and the grantors of the options included a first cash payment received on April 26, 2005 of US$9.0 million (C$10.9 million) and a second cash payment expected to be received in April 2006 of the lesser of US$6.3 million and the then market value of a certain number of the securities underlying the options. At December 31, 2005, the market value of these securities was approximately US$17.6 million. A gain of $1.2 million was recorded in income from discontinued operations in the second quarter of 2005 as a result of the first cash payment received from this settlement. A further gain equal to the actual amount of the remaining net proceeds will be included in income from discontinued operations upon receipt of the second cash payment.

MultiPlan complaint

The Company provided an indemnity to the buyer in the sale agreement regarding the business operations of the U.S. Health subsidiary. The indemnity covers principally any breach of representations and warranties, and any covenants in excess of US$2.0 million to a maximum of US$53.3 million, except for tax liabilities and certain other representations for which there is no deductible and no maximum amount. The Company's representations and warranties were in force until the end of April 2005, except for claims made before such time and tax and certain other representations which remain in force until the expiry of the applicable statute of limitations.

On April 27, 2005, MultiPlan, Inc., the purchaser of the U.S. Health subsidiary filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with the purchase. The complaint alleges a variety of claims relating to the sale agreement. Part of the complaint related to an indemnification for alleged claims by hospitals amounting to US$14 million. MultiPlan has advised the Company that it has settled these hospital claims for an amount of US$750,000. The Company remains of the view that the allegations are without merit and is taking all appropriate actions to vigorously defend its position. Fees related to the defence of this claim and any other adjustment related to U.S. Health are recorded in the period incurred and are included in income from discontinued operations.

Sale of eSecurity operations

On June 30, 2004, the Company sold its eSecurity operations for proceeds of $30.3 million and recorded a gain on sale of the eSecurity operations of $15.4 million, which is included in income from discontinued operations.

Sale of webdoxs operations

On July 7, 2004, the Company sold its webdoxs operations for $14.5 million, resulting in a nil gain on sale. The Company received $8.0 million at closing and $1.5 million on December 31, 2004. The remaining amounts are receivable in two instalments of $2.5 million, respectively, in December 2007 and 2008. These remaining balances are included in other long-term assets and bear interest at prime plus 1%. In 2005, the Company recorded a gain on sale of $0.5 million, which was included in income from discontinued operations, relating to a contingency clause in the sale agreement under which the Company became eligible to receive this amount in annual instalments over three years.

Sale of eLending U.S. operations

On May 19, 2005, the Company sold its eLending U.S. operations for US$13.8 million (C$17.2 million). The Company received US$12.0 million (C$15.1 million) in cash at closing and US$1.8 million (C$2.1 million) in November 2005. The Company also incurred disposition costs of $1.1 million. In 2005, the Company recorded a gain on sale of the eLending U.S. operations of $9.8 million, net of a goodwill write-down of $2.3 million. The gain on sale was included in income from discontinued operations.

In millions of Canadian dollars, except per share data

8. Discontinued operations and assets held for sale (continued)

The results of operations, cash flows and financial position of the U.S. Health, eSecurity, webdoxs and eLending U.S. operations have been segregated in the consolidated financial statements and are reported as discontinued operations as a single-line item in the consolidated financial statements.

The results of discontinued operations presented in the consolidated statements of earnings were as follows:

	2005					2004				
	U.S. Health	eSecurity	webdoxs	eLending U.S.	Total	U.S. Health	eSecurity	webdoxs	eLending U.S.	Total
Revenue	–	–	–	1.2	1.2	25.4	16.1	1.4	21.6	64.5
Direct costs	–	–	–	1.2	1.2	3.0	2.0	0.9	6.9	12.8
Gross margin	–	–	–	–	–	22.4	14.1	0.5	14.7	51.7
Expenses										
Operations	–	–	–	0.5	0.5	10.8	4.5	0.9	2.1	18.3
Sales and marketing	–	–	–	0.7	0.7	1.5	1.4	0.6	4.4	7.9
Research and development, net	–	–	–	0.1	0.1	1.3	3.0	(0.2)	–	4.1
General and administrative	–	–	–	0.7	0.7	3.6	0.1	–	2.5	6.2
Restructuring and other charges	–	–	–	–	–	–	–	–	0.9	0.9
	–	–	–	2.0	2.0	17.2	9.0	1.3	9.9	37.4
Earnings (loss) before under-noted items	–	–	–	(2.0)	(2.0)	5.2	5.1	(0.8)	4.8	14.3
Depreciation	–	–	–	0.1	0.1	0.4	1.9	0.2	0.4	2.9
Amortization of intangible assets	–	–	–	0.9	0.9	0.3	0.7	1.1	2.5	4.6
Interest on long-Term debt	–	–	–	–	–	0.1	–	–	–	0.1
(Gain) loss on sale of assets held for sale	(1.0)	–	(0.5)	(9.8)	(11.3)	4.2	(15.4)	–	–	(11.2)
Income (loss) before income taxes	1.0	–	0.5	6.8	8.3	0.2	17.9	(2.1)	1.9	17.9
Income taxes (recovery)										
Current	–	–	–	–	–	0.1	–	–	–	0.1
Future	–	–	–	–	–	(0.5)	6.1	–	–	5.6
	–	–	–	–	–	(0.4)	6.1	–	–	5.7
Income (loss) from discontinued operations	1.0	–	0.5	6.8	8.3	0.6	11.8	(2.1)	1.9	12.2

In millions of Canadian dollars, except per share data

8. Discontinued operations and assets held for sale (continued)

The cash flows from discontinued operations presented in the consolidated statements of cash flows were as follows:

	2005	2004
Operating activities	(4.3)	(13.5)
Investing activities	–	(2.4)
Financing activities	–	(1.7)
Foreign exchange (gain) loss on cash held in foreign currencies	0.4	(0.4)
Cash flows used for discontinued operations	(3.9)	(18.0)

The assets have been segregated in the consolidated balance sheets and are reported as current and long-term assets held for sale.

The assets held for sale were as follows:

	2005	2004
Assets		
Current assets	–	0.1
Fixed assets	–	0.5
Intangible assets	–	6.4
	–	7.0

In millions of Canadian dollars, except per share data

9. Long-term debt

	2005	2004
Obligations under capital leases, secured by moveable hypothecs on the related equipment, bearing interest at a weighted-average rate of 10.3% (10.0% in 2004), and maturing on dates varying from February 2006 to October 2008 (Note 17)	8.8	14.8
Term loans, secured by the underlying intangible assets, bearing interest at a rate of 10.5%, and repayable in monthly instalments until September 2006	0.4	1.4
Unsecured non-interest-bearing balance of sale, due July 2006	0.3	0.5
Unsecured non-interest-bearing balance of sale	–	0.5
	9.5	17.2
Less: current portion	5.1	8.3
	4.4	8.9

Minimum instalments on long-term debt, excluding obligations under capital leases (Note 17), amount to $0.7 million in 2006. There are no amounts due beyond 2006.

The Company has unsecured revolving bank credit facilities totaling $8.0 million. Funds advanced under these facilities are available at a Canadian bank prime rate, banker's acceptance rates plus 1%, U.S. base and LIBOR rates plus 1%. These facilities are renewable annually. At December 31, 2005, an amount of $4.4 million ($4.3 million in 2004), representing irrevocable letters of credit guaranteeing facility operating lease commitments, has been committed against these facilities.

In addition, the Company, through its acquisition of Gestion InfoPharm, had a secured line of credit of $0.6 million in 2004. The Company terminated this line of credit in 2005.

The Company, also through its acquisition of Gestion InfoPharm, assumed non-interest-bearing loans of $3.9 million, of which $2.4 million was repaid in December 2005. The balance of $1.5 million is repayable in May 2006. Concurrently, the Company had assumed matching notes bearing interest of 6.35% and maturing in May 2006 for the $1.5 million loan and 5.5% on the $2.4 million loan which matured in December 2005. These matching notes have been pledged as security for the loans. As these pledged notes satisfy in full the required principal payments, the loans have been compensated and both the loans and the notes have been presented on a net basis on the Company's balance sheet.

In millions of Canadian dollars, except per share data

10. Equity components

Authorized

Unlimited number of shares without par value
Common shares, voting and participating
Preferred shares, issuable in series, non-voting, terms and conditions determinable at issuance

Issued

The stated capital stock is detailed as follows:

	Number	Issued and fully paid	Not issued and not fully paid	Options issued as part of acquisition	Total
		$	$	$	$
Balance at December 31, 2003	103,216,870	1,533.0	11.6	2.1	1,546.7
Issue of common shares (a)	19,642	–	–	–	–
Issue of common shares (b)	291,712	1.2	–	–	1.2
Issue of common shares (c)	–	–	(11.6)	–	(11.6)
Special cash distribution (d)	–	(150.0)	–	–	(150.0)
Reduction of stated capital (e)	–	(1,210.0)	–	–	(1,210.0)
Reduction of stated capital (f)	–	(175.8)	–	–	(175.8)
Impact of the exercise of options issued as part of the acquisition of Emergis Technologies, Inc.	–	1.6	–	(2.1)	(0.5)
Balance at December 31, 2004	103,528,224	–	–	–	–
Issue of common shares (g)	4,125	–	–	–	0.1
Repurchase of common shares (h)	(4,112,182)	–	–	–	–
Substantial repurchase of common shares (i)	(6,011,490)	–	–	–	–
Balance at December 31, 2005	93,408,677	–	–	–	0.1

For the year ended December 31, 2004

(a) 19,642 stock options were exercised to purchase 19,642 common shares for cash consideration of $14,000.

(b) 291,712 common shares were issued to the Company's employees under the employee share purchase plan.

(c) In 2004, the Company made a final payment of US$0.8 million (C$1.1 million) and extinguished the remaining $10.1 million payable for the 2001 acquisition of Associates for Health Care. The latter ceased being an obligation of the Company as a result of the sale of its U.S. Health operations. An amount of $1.5 million, representing the difference between the share value in the first quarter of 2004 and the estimated share value at June 28, 2001, was attributed to contributed surplus.

(d) On June 30, 2004, the Company made a special cash distribution of $150 million to shareholders, representing a reduction in the stated capital of common shares.

(e) On June 30, 2004, the Company reduced the stated capital of common shares by $1.21 billion. This amount was attributed to contributed surplus.

(f) On December 1, 2004, the Company reduced the stated capital of common shares by $175.8 million to $1.00 in the aggregate. This amount was attributed to contributed surplus.

In millions of Canadian dollars, except per share data

10. Equity components (continued)

For the year ended December 31, 2005

(g) 4,125 common shares were issued to the Company's employees under the employee share purchase plan.

(h) Under the terms of a normal course issuer bid in effect as of February 16, 2005, the Company repurchased 4,112,182 shares for total consideration of $13.1 million, including related expenses. All 4,112,182 shares were settled, paid and cancelled as at December 31, 2005. This amount reduced contributed surplus.

(i) On September 20 2005, under the terms of a substantial issuer bid, the Company repurchased 6,011,490 shares for total consideration of $22.8 million, including related expenses. This amount reduced contributed surplus.

Warrants

In the past, the Company has issued warrants in connection with business arrangements for the use and distribution of certain technology solutions with strategic partners. Under the terms of such arrangements, the partners were granted warrants to purchase shares of the Company on a one-for-one basis. No warrants were exercised and no amount was recorded in the financial statements as a result of these arrangements.

The table below summarizes warrant activity.

			2005			2004
	Number of warrants outstanding	Number of warrants exercisable	Weighted-average exercise price of warrants exercisable	Number of Warrants outstanding	Number of warrants exercisable	Weighted-average exercise price of warrants exercisable
Outstanding, beginning of year	350,000	3,612	$ 5.78	650,000	300,000	$ 47.24
Expired/terminated	(350,000)	(3,612)	(5.78)	(300,000)	(300,000)	47.24
Warrants that became exercisable	–	–	–	–	3,612	5.78
Outstanding, end of year	–	–	–	350,000	3,612	5.78

In millions of Canadian dollars, except per share data

10. Equity components (continued)

Contributed surplus

	2005	2004
Balance, beginning of year	1,465.1	76.8
Repurchase of common shares (a)	(13.1)	–
Substantial repurchase of common shares (b)	(22.8)	–
Amount related to stock-based compensation (c)	1.0	0.5
Amount relating to the Associates for Health Care acquisition (d)	–	1.5
Reduction of stated capital (e)	–	1,210.0
Reduction of stated capital (f)	–	175.8
Exercise of options issued as part of the acquisition of Emergis Technologies, Inc.	–	0.5
Balance, end of year	1,430.2	1,465.1

(a) Under the terms of a normal course issuer bid in effect as of February 16, 2005, the Company repurchased 4,112,182 shares for total consideration of $13.1 million, including related expenses. This amount reduced contributed surplus.

(b) On September 20 2005, under the terms of a substantial issuer bid, the Company repurchased 6,011,490 shares for total consideration of $22.8 million, including related expenses. This amount reduced contributed surplus.

(c) For the year ended December 31, 2005, the Company expensed $1.0 million ($0.5 million in 2004) relating to stock options. This amount was attributed to contributed surplus.

(d) In 2004, the Company made a final payment of US$0.8 million (C$1.1 million) and extinguished the remaining $10.1 million payable for the 2001 acquisition of Associates for Health Care. The latter ceased being an obligation of the Company as a result of the sale of its U.S. Health operations. An amount of $1.5 million, representing the difference between the share value in the first quarter of 2004 and the estimated share value at June 28, 2001, was attributed to contributed surplus.

(e) On June 30, 2004, the Company reduced the stated capital of common shares in the amount of $1.21 billion. This amount was attributed to contributed surplus.

(f) On December 1, 2004, the Company reduced the stated capital of common shares by $175.8 million to $1.00 in the aggregate. This amount was attributed to contributed surplus.

Normal course issuer bid

Effective February 16, 2005, the Company initiated a normal course issuer bid through the facilities of the Toronto Stock Exchange.

Purchases made pursuant to the bid were not to exceed 7,269,000 common shares, which represented approximately 10% of the public float as at January 31, 2005. The common shares acquired pursuant to the bid were cancelled. Purchases under the bid commenced on February 16, 2005 and ended on February 15, 2006. During the year ended December 31, 2005, the Company repurchased 4,112,182 shares, which were settled, paid and cancelled for total consideration of $13.1 million, including related expenses.

Substantial issuer bid

On August 3, 2005, the Company initiated an offer to repurchase for cancellation up to $30 million of its common shares, in a range of $3.20 to $3.70 per share, through a Dutch auction-type substantial issuer bid. The bid remained open until September 14, 2005. On September 20, 2005, the Company repurchased 6,011,490 common shares, or 6% of the Company's 99.4 million total common shares then outstanding at $3.70 per share, for total consideration of $22.8 million, including related expenses. The normal course issuer bid was temporarily suspended during the tender period of this share repurchase offer.

In millions of Canadian dollars, except per share data

10. Equity components (continued)

Shareholder rights plan

In June 2004, the Company approved a shareholder rights plan. The plan is designed to provide the shareholders and the Board of Directors adequate time to assess any unsolicited takeover bid for the Company and, where appropriate, gives the Board of Directors sufficient time to pursue other alternatives for maximizing shareholder value. It also encourages fair treatment of all shareholders by providing them with an equal opportunity to participate in a takeover bid.

The plan encourages a potential acquirer to make a takeover bid satisfying certain minimum standards designed to promote fairness, or obtain the concurrence of the Board of Directors. If a takeover bid fails to meet these minimum standards and the plan is not waived by the Board of Directors, the plan provides that shareholders, other than the acquirer, will be able to purchase additional common shares at a significant discount to market, thus exposing the acquirer to substantial dilution of its holdings.

The plan was approved by the shareholders at a meeting held in December 2004 and is in effect for three years, with one renewal option, subject to shareholder approval.

11. Prior period adjustment

In late 2005, the Company undertook a detailed analysis of its accounts payable and accrued liabilities and determined that certain amounts recorded between 2000 and 2003 totaling $4.0 million were not owed. As a result, accounts payable and accrued liabilities and the deficit portion of shareholders' equity as at January 1, 2004 were reduced by $4.0 million. The Company considers the reduction immaterial in relation to the volume of business activity transacted over the period.

In millions of Canadian dollars, except per share data

12. Acquisitions

All of the acquisitions listed below were accounted for using the purchase method. The results of operations have been included in the Company's results since their respective dates of acquisition. The purchase price allocated to the acquired technologies and customer relationships is being amortized over a three to five-year period.

The Company acquired the following companies in 2005:

	National Data Corporation of Canada	NDCHealth Pharmacy Systems and Services
Total purchase price allocated as follows:		
Current assets	2.1	0.4
Fixed assets	–	0.1
Current liabilities	(1.4)	(0.1)
Deferred revenues	(0.3)	(0.5)
Allocation of excess of purchase price:		
Customer relationships	3.7	0.7
Goodwill	10.2	1.8
Cost of acquisition	14.3	2.4

National Data Corporation of Canada

In March 2005, the Company acquired all the issued and outstanding shares of National Data Corporation of Canada, from U.S.-based NDCHealth Corporation, for initial cash consideration of $12.0 million and a further $1.5 million, subject to certain conditions. The Company also incurred transaction costs relating mostly to professional fees and integration costs in the amount of $0.8 million in connection with the acquisition. National Data Corporation of Canada provided specialized network and claims transportation services that support the electronic exchange of drug and dental insurance claims between health providers and insurance or adjudication companies.

NDCHealth Pharmacy Systems and Services

In April 2005, the Company acquired certain assets and assumed certain liabilities of NDCHealth Corporation's Canadian pharmacy systems business for initial cash consideration of $1.8 million and a further $0.4 million, subject to certain conditions. The Company also incurred transaction costs in the amount of $0.2 million in connection with the acquisition, relating mostly to professional fees. The pharmacy systems business, based in Vancouver, provided pharmacy solutions that automate the prescription fulfillment process as well as an integrated point-of-service solution for in-store operations.

In millions of Canadian dollars, except per share data

12. Acquisitions (continued)

The Company acquired the following companies in 2004:

	WARE Solutions Corporation	Gestion InfoPharm Inc.	Tri-Comp Systems Ltd.	QS/1 Data Systems/ AH Computer Systems
Total purchase price allocated as follows:				
Current assets	0.7	3.0	1.2	–
Fixed assets	0.1	1.8	0.1	0.1
Intangible assets	–	0.3	0.6	–
Current liabilities	(0.3)	(0.8)	(0.6)	–
Deferred revenues	(0.3)	(1.7)	(0.5)	(0.1)
Long-term liabilities	(1.7)	(1.1)	(0.3)	–
Allocation of excess of purchase price:				
Acquired technologies	6.8	–	–	–
Customer relationships	–	6.5	1.6	1.4
Goodwill	–	6.2	2.8	–
Cost of acquisition	5.3	14.2	4.9	1.4

WARE Solutions Corporation

In January 2004, the Company acquired all the issued and outstanding shares of WARE Solutions Corporation for cash consideration of $5.0 million. The Company also incurred transaction costs in the amount of $0.3 million in connection with the acquisition, relating mostly to professional fees. WARE Solutions Corporation offered claims processing and adjudication systems to payor organizations, as well as web-based practice management software and clinical solutions to health care providers.

Gestion InfoPharm Inc.

In March 2004, the Company acquired all the issued and outstanding shares of Gestion InfoPharm Inc. for initial cash consideration of $12.4 million and a further $1.3 million, subject to certain conditions. The Company also incurred transaction costs in the amount of $0.5 million in connection with the acquisition, relating mostly to professional fees. Gestion InfoPharm specialized in the design, development and marketing of dispensary and point-of-sale software solutions customized for pharmacies.

Tri-Comp Systems Ltd.

In March 2004, the Company acquired all the issued and outstanding shares of Tri-Comp Systems Ltd. for cash consideration of $4.5 million. The Company also incurred transaction costs in the amount of $0.4 million in connection with the acquisition, relating mostly to professional fees. Tri-Comp Systems provided management software and point-of-sale systems to pharmacies.

QS/1 Data Systems Ltd. and AH Computer Systems (1988) Ltd.

In October 2004, the Company purchased certain assets and assumed certain liabilities of QS/1 Data Systems Ltd. and AH Computer Systems (1988) Ltd. for total cash consideration of $1.3 million. The Company also incurred transaction costs in the amount of $0.1 million in connection with this acquisition, relating mostly to professional fees. QS/1 Data Systems and AH Computer Systems provided pharmacy management software systems and related services to pharmacies in Canada.

In millions of Canadian dollars, except per share data

13. Restructuring and other charges

In 2005, the Company recorded a reversal of restructuring and other charges of $0.8 million relating to reduced facilities costs and a new severance charge of $0.8 million relating to employee terminations.

In November 2004, the Company undertook a restructuring initiative involving principally a reduction in headcount and a rationalization of facilities. A restructuring charge of $18.7 million was recorded in the fourth quarter of 2004.

The table below details the nature of the restructuring and other charges for the years ended December 31.

	2005	2004
Employee severance and other employee costs from continuing operations	0.8	9.9
Facilities-related costs	(0.8)	6.8
Asset write-down	–	1.1
Restructuring and other charges from continuing operations	–	17.8
Employee severance and other employee costs from discontinued operations	–	0.9
	–	18.7

The table below provides a reconciliation of the balance of the 2004 restructuring provision payable and the combined 2002 and 2003 restructuring provisions payable as at December 31, 2005 and 2004.

	2004	2003 and 2002	Total
Balance at December 31, 2003	–	31.1	31.1
Charge during the year	17.6	–	17.6
Payments made during the year	(3.4)	(23.7)	(27.1)
Balance at December 31, 2004	14.2	7.4	21.6
Payments made during the year	(10.7)	(4.5)	(15.2)
Balance at December 31, 2005	3.5	2.9	6.4

The balance of the restructuring provisions as at December 31, 2005 was $6.4 million ($21.6 million in 2004), of which $3.6 million ($18.7 million in 2004) is included in accounts payable and accrued liabilities and $2.8 million ($2.9 million in 2004) is included in long-term deferred credits and other.

14. Deferred revenue and deferred credits

In December 2004, the Company received US$3.4 million (C$4.2 million) in settlement of the early termination of a service and software license agreement signed in 2001 with an eInvoicing customer and for transition services for such customer in 2005. This amount was included in deferred revenue and short-term deferred credits at December 31, 2004. In 2005, $1.8 million was recorded as revenue from transition services and $2.4 million was recorded as income from contract settlements.

In 2004, deferred credits included the balance of amounts received from a client to fund development and operation costs. This balance was written off against the gain on sale of eLending U.S. in 2005 and was included in income from discontinued operations.

In millions of Canadian dollars, except per share data

15. Net income (loss) per share

The reconciliation of diluted income (loss) from continuing operations and net income (loss) per share for the years ended December 31, 2005 and December 31, 2004 are presented below:

			2005			2004
	Net income (numerator)	Number of shares (denominator)	Per share amount	Net loss (numerator)	Number of shares (denominator)	Per share amount
Net income (loss) from continuing operations attributable to common shareholders	$ 3.2	99,273,514	$ 0.03	$ (73.9)	103,353,095	$ (0.72)
Dilutive options		18,946			–	
Net income (loss) from continuing operations attributable to common shareholders and assumed conversions	$ 3.2	99,292,460	$ 0.03	$ (73.9)	103,353,095	$ (0.72)
Net income (loss) attributable to common shareholders	$ 11.5	99,273,514	$ 0.12	$ (61.7)	103,353,095	$ (0.60)
Dilutive options		18,946			–	
Net income (loss) attributable to common shareholders and assumed conversions	$ 11.5	99,292,460	$ 0.12	$ (61.7)	103,353,095	$ (0.60)

The following securities were excluded from the calculation of diluted income (loss) from continuing operations per share and net income (loss) per share as their effect would have been anti-dilutive or because the average market value of the underlying shares was less than the exercise price of the securities.

	2005	2004
	Number of shares	Number of shares
Non-dilutive options	1,571,116	2,845,775
Dilutive options	–	10,035
Warrants	–	350,000

16. Cash flow information

	2005	2004
Changes in working capital		
Accounts receivable	2.4	12.9
Other current assets	(1.1)	7.7
Accounts payable and accrued liabilities	(42.2)	(34.0)
Deferred revenue	(7.5)	(2.5)
Deferred credits	(0.4)	0.6
	(48.8)	(15.3)
Non-cash investing and financing activities		
Additions to fixed and intangible assets financed	1.4	6.3

In millions of Canadian dollars, except per share data

17. Commitments and contingencies

Contractual obligations

The Company has entered into operating and capital leases for the use of computer equipment and for its premises in Canada and the United States. The computer equipment leases are classified as capital leases. The leases expire on various dates, at which time the Company has the right, but not the obligation, to purchase the computer equipment.

Minimum lease payments for capital and operating leases for the next five years are as follows:

	Capital leases	Operating leases
2006	5.1	11.3
2007	3.7	9.2
2008	1.0	9.3
2009	–	7.8
2010	–	7.0
Thereafter, until 2015	–	18.1
Total minimum lease payments	9.8	62.7
Interest included in minimum payments	1.0	–
Total	8.8	62.7

The Company has sublet to third parties a portion of its operating leases, for periods up to March 2011, totaling $14.5 million ($17.9 million in 2004).

Funds in transit

The Company had $60.6 million in funds in transit at December 31, 2005 ($55.6 million in 2004) which represented amounts received or receivable from insurance companies to settle specific health care claims adjudicated on their behalf and which are payable to the providers of the health care service with respect to these claims. These amounts have been presented on a net basis since these funds do not belong to the Company as they are held in trust. The Company acts as a paying agent.

MultiPlan complaint

On April 27, 2005, MultiPlan, Inc., the purchaser of the Company's former U.S. Health subsidiary, filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with its purchase of the U.S. Health business. The Company remains of the view that the allegations are without merit and is taking all appropriate actions to vigorously defend its position. See Note 8 for further details.

Other litigation

In the normal course of operations, the Company becomes involved in various claims and legal proceedings, contract terminations, acquisition adjustments, price disputes, product warranty recourses, commercial disputes, employee lay-off disputes and other employee-related disputes. Included in these various claims is a dispute with an electronic document exchange customer for amounts invoiced for our services and the delivery of software. While the final outcome with respect to claims and legal proceedings pending at December 31, 2005 cannot be predicted with certainty, it is the opinion of management that their resolution should not have a material adverse effect on the Company's consolidated balance sheet or statement of earnings.

In millions of Canadian dollars, except per share data

18. Income taxes

The Company's effective income tax rate differs from the amount that would be computed by applying the federal and provincial statutory rate of 34.49% (34.57% in 2004) to the income (loss) for the year. The reasons for the difference are as follows:

	2005	2004
Income tax expense (recovery) based on the statutory rate	1.1	(0.7)
Adjustments resulting from:		
Reduction of future income tax liability upon wind-up of a subsidiary	(1.8)	–
Write-down of future income tax assets	–	56.0
Non-deductible interest with respect to loss monetization structure (Note 21)	–	5.3
Unrecorded temporary differences	1.1	11.6
Prior year's tax adjustments and assessments	(0.1)	0.1
Foreign rate differential and other	(0.4)	(0.5)
	(0.1)	71.8

The tax effects of temporary differences, which give rise to the future income tax asset (liability) at December 31, are as follows:

	Current		Long-term	
	2005	2004	2005	2004
Capital assets and intangibles	–	–	–	(1.7)
Other items	0.2	0.2	(0.2)	(0.4)
	0.2	0.2	(0.2)	(2.1)

In 2005, the Company recorded a reduction of its future income tax liability of $1.8 million upon wind-up of a subsidiary on December 31, 2005. This future income tax liability reduction was possible due to the availability of unrecorded future income tax assets in the parent company to offset the liability assumed upon wind-up. An additional $1.1 million ($11.6 million from May 31, 2004 to December 31, 2004) of tax-effected temporary differences, that would have given rise to a future income tax asset, have not been recorded.

In 2004, the Company recorded a valuation allowance of $56.0 million against the future income tax assets of its continuing Canadian operations. This valuation allowance was required due to the Company's assessment that the future income tax assets were no longer "more likely than not" to be realized given the uncertainty surrounding the Company's ability to generate sufficient taxable income after the termination of the tax loss monetization arrangement between the Company and Bell Canada in May 2004.

In 2005, the Company recorded $1.0 million of investment tax credits ($1.5 million in 2004) as a reduction of research and development expense in the statement of earnings. The Company also has a scientific research and experimental development tax pool balance of approximately $16.8 million ($16.5 million in 2004). This tax pool is available in future years to reduce taxable income.

As at December 31, 2005, the Company had total non-capital loss carry-forwards of approximately $38.0 million ($48.0 million in 2004). The non-capital loss carry-forwards expire in various years until 2024 and are subject to certain restrictions. In addition, the carrying value of depreciable assets for tax purposes exceeds the corresponding book value by approximately $141.5 million ($128.6 million in 2004).

No future income tax asset with respect to the non-capital losses, temporary differences and scientific research and experimental development tax pool has been reflected in the financial statements due to the uncertain nature of their future realization.

19. Foreign currency translation adjustment

Unrealized translation adjustments arise on the translation of foreign currency-denominated assets and liabilities of self-sustaining foreign operations. An unrealized foreign exchange loss of $0.6 million existed at December 31, 2005, compared to a loss of $4.6 million at December 31, 2004. The decrease over 2004 is predominantly due to the realization of the losses relating to a reduction in the net investment in a foreign subsidiary.

In millions of Canadian dollars, except per share data

20. Operating segment information

In March 2004, the Company completed the sale of its U.S. Health operations. In June and July 2004, the Company completed the sale of its eSecurity and webdoxs operations, respectively. In May 2005 the Company also sold its eLending U.S. operations. Accordingly, the Company has classified the U.S. Health, eSecurity, webdoxs and eLending U.S. operations as discontinued operations. The U.S. Health operations were originally part of the Health segment, and the eSecurity, webdoxs and eLending U.S. operations were originally part of the Finance segment.

Additionally, as of January 1, 2004, the Company modified its corporate structure to separately disclose non-core operations which were originally included in the Finance and Health segments. The Company currently operates under two reporting segments – Health and Finance.

Health: The Company's main business activities in the health sector include the adjudication of drug claims and the transport of drug and dental claims primarily on behalf of Canadian insurance companies. The Company operates a claims processing platform that was developed for the largest workers' compensation board in the country. On the health care provider side, in Canada, the Company delivers pharmacy management solutions that automate the prescription fulfilment process and in-store operations. The Company is also developing a secure medical claims adjudication solution for the British Columbia Ministry of Health Services and is actively pursuing other government opportunities in the health sector, including those created by electronic health record and drug information projects.

Finance: This segment offers finance-related electronic business solutions to financial institutions, large corporations, and the real estate legal community. The focus of this business segment is on cash management solutions, the electronic processing and registration of loan documents, and debit and credit card authorizations.

Non-core: Non-core operations, which ceased as of June 30, 2004, included the Bell legacy contract, as well as other non-core and exited products. In 2005, the Company recorded a $2.2 million reduction in direct and operations costs resulting from the reversal of certain tax provisions related to the Bell legacy contract.

The table below shows the continuing operations and goodwill of each of the segments:

	Health segment		Finance segment		Non-core segment		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Revenue	91.9	70.9	67.1	86.4	–	39.6	159.0	196.9
Direct costs	19.5	18.0	9.7	12.1	(1.1)	15.9	28.1	46.0
Gross margin	72.4	52.9	57.4	74.3	1.1	23.7	130.9	150.9
EBITDA[1] pre-restructuring and other charges	17.4	9.9	8.8	4.5	2.2	11.4	28.4	25.8
Restructuring and other charges	–	(4.1)	–	(13.7)	–	–	–	(17.8)
EBITDA[1]	17.4	5.8	8.8	(9.2)	2.2	11.4	28.4	8.0
Goodwill as at December 31	44.6	32.6	11.2	14.0	–	–	55.8	46.6

1 The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies. The Company defines it as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, loss on foreign exchange, other income or expenses, and income taxes. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "earnings before under-noted items" in the consolidated statement of earnings.

There are no inter-segment transactions or significant differences between segment and corporate accounting policies. All of the Company's segments share in the use of its capital asset infrastructure. As a result, the Company does not disclose a measure of total assets by segment. In addition, the asset allocation is not used by the Company in its management reporting for decision-making purposes.

In millions of Canadian dollars, except per share data

20. Operating segment information (continued)

The increase in goodwill in the Health segment is due to the goodwill acquired upon the acquisition of National Data Corporation of Canada of $10.2 million and the goodwill acquired upon the acquisition of certain assets and assumption of certain liabilities of NDCHealth Corporation's Canadian pharmacy systems business of $1.8 million. The decrease in goodwill in the Finance segment is due to the goodwill write-down upon the sale of eLending U.S. of $2.3 million and change in foreign exchange rate affecting the goodwill balance.

Geographic information

The table below sets out certain geographic information relative to the Company's revenue from continuing operations.

		2005		2004
Revenue				
Canada	142.2	89%	180.3	92%
United States	16.8	11%	16.6	8%
Total	159.0	100%	196.9	100%

Major customers

Two customers each represented 10% or more of continuing revenue in 2005: a former related party represented 10.1% of such revenue and a customer in the Health segment represented 10.2% of such revenue. In 2004, two customers each represented more than 10% of continuing revenue: a former related party (See in Note 21) and a customer in the Finance segment, which represented 10.2% of such revenue.

21. Related-party transactions

On June 16, 2004, BCE Inc. completed the sale of its ownership interest in the Company. As a result, BCE Inc. and its subsidiaries are no longer parties related to the Company. No related party transactions occurred in 2005.

The following transactions occurred in the normal course of operations with BCE Inc., the former parent company, and other companies in the BCE group subject to common control during fiscal 2004 from continuing and discontinued operations. These transactions were measured at the exchange value, which is the amount established and agreed to by the related parties.

	2004
Revenue[1]	25.9
Direct costs	22.4
Expenses	18.3
Interest income	6.4

[1] Includes services for resale to third parties and for internal use.

As part of the Bell legacy contract, the Company derived revenue from Bell Canada (included in the related-party amount) and directly from other customers with Bell Canada acting as a distribution agent (excluded from the related-party amount). Included in related-party revenue was the amount derived directly from Bell Canada in the amount of $7.6 million for the year ended December 31, 2004. Under the contract, the amount derived from other customers with Bell Canada acting as a distribution agent was $24.3 million for the year ended December 31, 2004.

Included in direct costs and expenses were $26.4 million for the year ended December 31, 2004 related to the service agreement signed with Bell Nexxia in 2001 and subsequently terminated in June 2004, which included costs related to agency revenue.

The consolidated balance sheet included balances with BCE Inc. and other companies in the BCE group subject to common control until June 16, 2004. All balances were nil as at December 31, 2005 and December 31, 2004.

In millions of Canadian dollars, except per share data

21. Related-party transactions (continued)

Tax loss monetization structure

As part of a tax loss consolidation arrangement, which was terminated on May 31, 2004, the Company recorded, for the year ended December 31, 2004, interest income of $21.7 million and interest expense of $15.3 million. For income tax purposes, the $21.7 million in interest income increased the taxable income of the Company and accelerated the use of the Company's tax attributes resulting in a reduction in future income tax assets in Canada of $7.5 million.

The net interest amount of $6.4 million had been recorded as interest income in the first two quarters of 2004.

The capital arrangements associated with the tax structure were initiated by the Company with a temporary loan of $1.0 billion from its banker. The funds were then advanced to Bell Canada through a subordinated demand loan bearing interest at a rate of 5.235% in 2004. The loan was unsecured and subordinated, payable on demand and repayable at any time.

A wholly owned subsidiary of the Company then issued preferred shares to Bell Canada in exchange for $1.0 billion in cash. The preferred shares were non-voting, cumulative, redeemable and retractable at any time. The dividend rate was 3.697% in 2004. The interest rate on the loan to Bell Canada and the dividend rate on the preferred shares were reset at the beginning of each year. The wholly owned subsidiary had loaned the preferred share issue proceeds of $1.0 billion to its parent company on an interest-free basis. This loan was payable on demand and repayable at any time. The Company then repaid the temporary loan of $1.0 billion to its banker. Either party was entitled to terminate these agreements at any time. In addition, the agreement was to be terminated in the event that BCE was no longer the controlling shareholder of the Company. This arrangement was therefore terminated on May 31, 2004 as a result of BCE's decision to sell its ownership interest in the Company.

The Company had the legal right to offset the demand loan receivable from Bell Canada against the preferred shares issued to Bell Canada. This arrangement was terminated through the exercise of the legal right of offset on May 31, 2004. As a result, these items, as well as the related interest income and interest expense representing the dividend payable on the preferred shares, had been presented on a net basis.

22. Government assistance

In 2004, the Company became eligible to receive tax credits from Investissement Québec with respect to the relocation of Québec-based employees performing specified, qualifying activities to the Carrefour de la nouvelle économie of Longueuil, Québec. The Company recorded a related tax credit of $0.6 million for the year ended December 31, 2005 ($2.2 million for the year ended December 31, 2004 relating to the period from June 2003 to December 2004). These amounts have been recorded as a reduction in research and development expenses in the statement of earnings and the remaining balance receivable of $2.0 million as at December 31, 2005 ($2.2 million as at December 31, 2004) has been classified under other current and long-term assets.

23. Fair value of financial instruments

The fair value of cash and cash equivalents, temporary investments, accounts receivable, certain assets included in other current assets, accounts payable and accrued liabilities and long-term debt approximate their carrying value. Fair values are based on estimates using present value and other valuation techniques which are significantly affected by assumptions concerning future cash flows and discount rates and should not be interpreted as being realizable in an immediate settlement of the instruments.

In millions of Canadian dollars, except per share data

24. Derivative financial instruments

The Company periodically uses derivative instruments to manage its exposure to foreign currency risk. The Company does not use derivative instruments for speculative purposes. The Company does not trade actively in derivative instruments, and therefore, is not exposed to any significant liquidity risks relating to them.

There were no derivative instruments outstanding as at December 31, 2005. The only derivative instruments outstanding as at December 31, 2004 were currency forward contracts relating mainly to a net investment in a foreign subsidiary. As at December 31, 2004, principal amounts to be received under these contracts were $30.3 million, whereas principal amounts to be paid under these contracts were US$25.0 million.

The carrying value of all financial instruments approximates fair value, other than the financial instrument related to the options previously held in a public company by the Company's former U.S. Health subsidiary which was carried at a cost of approximately $10.0 million as at December 31, 2004. In 2005, the Company settled its financial instrument related to the options as described in Note 8 – Price adjustment to the sale of the PPO operations of U.S. Health.

25. Guarantees

In the normal course of business, the Company enters into numerous agreements that may contain features that meet the Accounting Guideline AcG-14 Disclosure of Guarantees definition of a guarantee. These guarantees or indemnities are found in transactions such as business dispositions, the sale of assets, and the sale of services and licenses.

Business dispositions and sale of assets

In the context of business dispositions or the sale of assets, the Company may from time to time agree to compensate the purchaser for costs and losses incurred as a result of various events, including breaches of representations and warranties, litigation against the other parties, valuation differences, resolution of contingent liabilities of the disposed businesses or assets, or the reassessment of prior tax filings of the corporations carrying on the business.

The term and amount of such indemnities will generally be limited by the agreement. The maximum potential exposure under these guarantees represented a cumulative amount of approximately $143.5 million as at December 31, 2005 ($157.7 million as at December 31, 2004), except for tax liabilities and certain other representations for which the agreements do not specify a maximum amount. The Company's representations and warranties exist for a period ending no later than May 19, 2006, except for tax and certain other representations which are in force until the expiry of the applicable statute of limitations, for an amount of $0.3 million which exists for a period ending no later than May 28, 2007, and for claims made prior to the expiry date of these indemnities. An amount of $0.8 million ($0.8 million in 2004) has been accrued on the consolidated balance sheet as at December 31, 2005 relating to this type of indemnification or guarantee. Historically, the Company has not made any significant payments under these indemnities or guarantees.

Other indemnification agreements

In addition, the Company provides indemnities to other parties in transactions such as the sale of services and licenses. These indemnification agreements require the Company to compensate the other parties for costs incurred as a result of litigation claims or statutory sanctions or damages that may be suffered by the other parties to the agreement. The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay other parties. While some of the agreements specify a maximum potential exposure based on fees paid by other parties, some do not specify maximum amounts or limited periods. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued on the consolidated balance sheet relating to this type of indemnification or guarantee for the years ended December 31, 2005 and 2004. Historically, the Company has not made any significant payments under such indemnification agreements.

26. Subsequent events

On February 17, 2006, the Board of Directors approved the Company's plan to initiate a second normal course issuer bid through the facilities of the Toronto Stock Exchange, subject to regulatory approval.

Purchases made pursuant to the bid will not exceed 5,974,000 common shares, representing approximately 10% of the public float as at February 17, 2006. The common shares acquired pursuant to the bid will be cancelled. All purchases under the bid will be made during the period from March 2, 2006 to March 1, 2007.